Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated November 3, 2008.
Prospectus Supplement to the Prospectus dated October 10, 2008 and the Prospectus Supplement dated October 10, 2008 — No.

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $ Buffered Enhanced Return Notes due 2009 (Linked to the iShares® MSCI Emerging Markets Index Fund)

     The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (which is expected to be June 26, 2009, subject to adjustments as described elsewhere in this prospectus supplement) is based on the performance of the iShares® MSCI Emerging Markets Index Fund, an exchange traded fund (which we refer to as the fund), as measured during the period from the trade date through the determination date (which will be set on the trade date and is expected to be the third scheduled trading day prior to the originally scheduled stated maturity date, subject to adjustments as described elsewhere in this prospectus supplement). As more fully described below, the return on your notes is not linked to the performance of the fund on a one-to-one basis and is subject to a cap on upside appreciation, while you could lose almost your entire investment in the notes if the fund price decreases substantially.

     On the stated maturity date, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to the cash settlement amount. We will determine the cash settlement amount by first calculating the rate of increase or decrease in the price of the fund.

The cash settlement amount for each note will then be calculated as follows:

  if the final fund price is greater than the initial fund price, an amount in cash equal to the sum of (1) the $1,000 face amount plus (2) 3% of the $1,000 face amount for every 1% increase in the price of the fund, subject to a cap in the appreciation of the fund price of between 5% and 12% (which will be set on the trade date) of the initial fund price, plus (3) the supplemental return of 4% of the $1,000 face amount;

  if the final fund price is equal to or less than the initial fund price but is greater than or equal to 90% of the initial fund price, an amount in cash equal to the sum of (1) the $1,000 face amount, plus (2) the supplemental return of 4% of the $1,000 face amount; or

  if the final fund price is less than 90% of the initial fund price, an amount in cash equal to the sum of (1) the result of (i) the $1,000 face amount minus (ii) 1% of the $1,000 face amount for every 1% decrease in the price of the fund below the initial fund price plus (2) an amount equal to 10% of the face amount, plus (3) the supplemental return of 4% of the $1,000 face amount.

     You could lose almost your entire investment in the notes if the fund price decreases substantially. A percentage decrease of more than 14% in the price of the fund over the life of your notes through the determination date will reduce the payment you will receive on the stated maturity date below the face amount of your notes. Moreover, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note (the minimum denomination) is limited to the maximum settlement amount of between $1,150 and $1,360 (which will be set on the trade date), plus the supplemental return. In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

     Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-14.

     Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will and the price you may receive for your notes may be significantly less than the original issue price. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-7 so that you may better understand those risks.

Original issue date (settlement date): , 2008	Original issue price: % of the face amount

Underwriting discount: % of the face amount	Net proceeds to the issuer: % of the face amount

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

     The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes will not be guaranteed by the Federal Deposit Insurance Corporation under the FDIC’s Temporary Liquidity Guarantee Program.

     Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated      , 2008.

     “iShares®” is a registered mark of Barclays Global Investors, N.A. (“BGI”). The notes are not sponsored, endorsed, sold or promoted by BGI, its affiliate Barclays Global Fund Advisors (“BGFA”), or the fund. Neither BGI, BGFA, nor the fund make any representations or warranties to the owner of the notes or any member of the public regarding the advisability of investing in the notes. Neither BGI, BGFA nor the fund shall have any obligation or liability in connection with the registration, operation, marketing, trading or sale of the notes or in connection with our use of information about the fund.

SUMMARY INFORMATION

     We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-14. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated October 10, 2008, as supplemented by the accompanying prospectus supplement, dated October 10, 2008, of The Goldman Sachs Group, Inc.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Fund: iShares® MSCI Emerging Markets Index Fund (as quoted on Bloomberg page “EEM UP” or any successor page thereto determined by the calculation agent, in its sole discretion)

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount equal to $1,000; $          in the aggregate for all the offered notes

Payment amount: on the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the cash settlement amount

Cash settlement amount:

  if the final fund price is greater than or equal to the cap level, the sum of (1) the maximum settlement amount plus (2) the supplemental return;

  if the final fund price is greater than the initial fund price but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the fund return plus (3) the supplemental return;

  if the final fund price is equal to or less than the initial fund price but greater than or equal to the downside threshold, the sum of (1) the $1,000 face amount plus (2) the supplemental return; or

  if the final fund price is less than the downside threshold, the sum of (1) the product of (i) the $1,000 face amount times (ii) one plus the fund return plus the buffer amount plus (2) the supplemental return

Initial fund price (to be determined on the trade date):

Final fund price: the closing price of one share of the fund on the determination date, except in the limited circumstances described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-16 and subject to adjustment as provided under “Specific Terms of Your Notes — De-listing, Discontinuance or Modification of the Fund” on page S-16

Fund return: the quotient of (i) the final fund price minus the initial fund price divided by (ii) the initial fund price, expressed as a percentage

Participation rate: 300%

Cap level (to be determined on the trade date): expected to be between 105% and 112% of the initial fund price

Supplemental return: 4% of the $1,000 face amount of each note

Downside threshold: 90% of the initial fund price

Buffer amount: 10%

Maximum settlement amount (to be determined on the trade date): expected to be between $1,150 and $1,360

Trade date:

Original issue date (settlement date) (to be determined on the trade date): expected to be the third business day following the trade date

Stated maturity date (to be determined on the trade date): expected to be June 26, 2009, subject to adjustments as described under “Specific Terms of Your Notes — Payment of

Principal on Stated Maturity Date — Stated Maturity Date” on page S-15

Determination date (to be determined on the trade date): expected to be the third scheduled trading day prior to the originally scheduled stated maturity date, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-15

No interest: the notes will not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer market quotation system

Calculation agent: Goldman, Sachs & Co.

Business day: as described on page S-17

Trading day: as described on page S-17

Closing price: as described on page S-17

CUSIP:

ISIN:

HYPOTHETICAL EXAMPLES

     The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical fund returns on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

     The examples below are based on a range of final fund prices that are entirely hypothetical; no one can predict what the fund price will be on any day throughout the life of your notes, and no one can predict what the final fund price will be on the determination date. The fund has been highly volatile in the past — meaning that the fund price has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

     The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the fund. In addition, assuming no changes in market conditions or any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) and the price you may receive for your notes may be significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will and the Price You May Receive for Your Notes May Be Significantly Less Than the Issue Price” on page S-7. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Participation rate	300%
Cap level	105% of the initial fund price
Maximum settlement amount	$1,150
Supplemental return	4% of the $1,000 face amount
Downside threshold	90% of the initial fund price
Buffer amount	10%
No market disruption event or non-trading day occurs on the originally scheduled determination date
No change in or affecting the fund, the fund stocks or the method by which the fund is calculated
Notes purchased on the original issue date and held to the stated maturity date

     Moreover, we have not yet set the initial fund price that will serve as the baseline for determining the fund return and the amount that we will pay on your notes at maturity. We will not do so until the trade date. As a result, the actual initial fund price may differ substantially from the fund price prior to the trade date.

     For these reasons, the actual performance of the fund over the life of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical prices of the fund shown elsewhere in this prospectus supplement. For information about the historical prices of the fund during recent periods, see “The Fund — Historical Closing Prices of the Fund” below. Before investing in the offered notes, you should consult publicly available information to determine the fund price between the date of this prospectus supplement and the date of your purchase of the offered notes. Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the fund.

     The numbers in the left column of the table below represent hypothetical final fund prices and are expressed as percentages of the initial fund price. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final fund price (expressed as a percentage of the initial fund price), and are expressed as percentages of the face amount of a note. Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100% of the face amount of a note, based on the corresponding hypothetical final fund price (expressed as a percentage of the initial fund price) and the assumptions noted above.

Hypothetical Final Fund Price (as Percentage of Initial Fund Price)	Hypothetical Payment Amount (as Percentage of Face Amount)
150.00%	119.00%
125.00%	119.00%
115.00%	119.00%
105.00%	119.00%
104.00%	116.00%
102.00%	110.00%
101.00%	107.00%
100.00%	104.00%
97.00%	104.00%
95.00%	104.00%
93.00%	104.00%
90.00%	104.00%
85.00%	99.00%
70.00%	84.00%
50.00%	64.00%
25.00%	39.00%
0.00%	14.00%

     If, for example, the final fund price were determined to be 25.00% of the initial fund price, the payment amount that we would deliver on your notes at maturity would be 39.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 61.00% of your investment. If, however, the final fund price were determined to be 125.00% of the initial fund price, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount) plus the supplemental return, which would equal 119.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final fund price over 105.00% of the initial fund price.

     The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final fund price (expressed as a percentage of the initial fund price) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final fund price (expressed as a percentage of the initial fund price) of less than 86% (the section left of the 86% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100% of the face amount of your notes (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final fund price (expressed as a percentage of the initial fund price) of greater than 105% (the section right of the 105% marker on the horizontal axis) would result in a capped return on your investment.

     The payment amounts shown above are entirely hypothetical; they are based on market prices for the fund that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced By Many Unpredictable Factors” on page S-9.

     We cannot predict the actual final fund price on the determination date or the market value of your notes, nor can we predict the relationship between the fund price and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on the actual initial fund price, the cap level and the maximum settlement amount that we will set on the trade date and the actual fund return determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

     An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated October 10, 2008. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the fund stocks, i.e., the stocks underlying the index that in turn underlies the fund to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will and the Price You May Receive for Your Notes May Be Significantly Less Than the Issue Price

     The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.

     In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

You May Lose Almost Your Entire Investment in the Notes

     You could lose almost your entire investment in the notes. Our cash payment on your notes on the stated maturity date will be based on the performance of the iShares® MSCI Emerging Markets Index Fund as measured on the determination date. If the final fund price is less than the downside threshold (90% of the initial fund price), you will lose 1% of each $1,000 face amount of your notes for every 1% decrease in the price of the fund below the initial fund price; however, you will receive an amount equal to 10% of each $1,000 face amount of your notes, plus the supplemental return of 4% of each $1,000 face amount. Thus, depending on the final fund price on the determination date, you could lose up to 86% of your entire investment in the notes.

     Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Potential for the Value of Your Notes to Increase May Be Limited

     Your ability to participate in any change in the price of the fund over the life of your notes will be limited because of the cap level, which will be set on the trade date and is expected to be between 105% and 112% of the initial fund price. The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the price of the fund may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlying fund.

Your Notes Will Not Bear Interest

     You will not receive any interest payments on your notes. Even if the amount payable on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Payment Amount of Your Notes Is Not Linked to the Market Value of the Fund at Any Time Other than the Determination Date

     The final fund price will be based on the closing price of one share of the fund on the determination date (subject to adjustments as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Determination Date” below). Therefore, if the closing price of one share of the fund dropped precipitously on the determination date, the payment amount for your notes may be significantly less than it would otherwise have been had the payment amount been linked to the closing price of one share of the fund prior to such drop. Although the actual price of one share of the fund on the stated maturity date or at other times during the life of your notes may be higher than the closing price of one share of the fund on the determination date, you will not benefit from the price of the fund at any time other than the determination date.

The Correlation Between the Performance of the Fund and the Performance of the Underlying MSCI Emerging Markets IndexSM May Be Imperfect

     The fund uses a representative sampling strategy to track the performance of the MSCI Emerging Markets IndexSM which may give rise to tracking error, i.e., the discrepancy between the performance of the MSCI Emerging Markets IndexSM and the performance of the fund. In addition, because the shares of the fund are traded on an exchange and are subject to market supply and investor demand, the market value of one share of the fund may differ from the net asset value per share of the fund. Because of the potential discrepancies identified above, the fund return may not correlate perfectly with the return on the MSCI Emerging Markets IndexSM over the same period. For more information, see “The Fund” on page S-21.

     An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities Markets

     The MSCI Emerging Markets IndexSM, which underlies the fund, consists of twenty-five emerging market country indices, which are, in turn, comprised of the stocks traded in the equity markets of such countries. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets comprising the MSCI Emerging Markets IndexSM may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

     Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

     Because foreign exchanges may be open on days when the fund is not traded, the value of the securities underlying the fund may change on days when shareholders will not be able to purchase or sell shares of the fund.

     The countries whose indices are represented by the MSCI Emerging Markets IndexSM include Argentina, Brazil, Chile, China, Colombia, the Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

     The following factors, many of which are beyond our control, will influence the value of your notes:

  the fund price;

  the market price of the fund, the cap return, the maximum settlement amount and the participation rate;

  the volatility – i.e., the frequency and magnitude of changes in the market price of the fund;

  the time remaining until your notes mature;

  the dividend rates of the stocks underlying the MSCI Emerging Markets IndexSM;

  economic, financial, regulatory, political, military and other events that affect stock markets generally and the stock underlying the MSCI Emerging Markets IndexSM, and which may affect the market price of the fund;

  interest and yield rate in the market; and

  our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

     These factors will influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the fund based on its historical performance.

If the Price of the Fund Changes, the Market Value of Your Notes May Not Change in the Same Manner

     Your notes may trade quite differently from the performance of the fund. Changes in the price of the fund may not result in a comparable change in the market value of your notes. In part, this is because your notes are subject to a maximum settlement amount of between $1,150 and $1,360 (plus a supplemental return of 4% of the $1,000 face amount). The market value of your notes likely will be less than it would have been had your notes not been subject to a maximum settlement amount. Even if the price of the fund increases above the initial fund price during the life of your notes, the market value of your notes may not increase by the same amount. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.

Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Fund or Underlying Stocks May Impair the Value of Your Notes

     As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, expect to hedge our obligations under the offered notes by purchasing shares of the fund and futures and other instruments linked to the fund or underlying indices or stocks. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the fund, or the indices or stocks underlying the fund, which we refer to as fund stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other fund- or index-linked notes whose returns are linked to changes in the price of the fund or one or more of the fund stocks. Any of these hedging activities may adversely affect the price of the fund — directly or indirectly by affecting the price of the fund stocks — and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

     Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the fund stocks or instruments whose returns are linked to the fund or fund stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the fund price — directly or indirectly by affecting the price of the fund stocks — and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the price of the fund or one or more of the fund stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

You Have No Shareholder Rights or Rights to Receive Shares of the Fund or any Stock

     Investing in your notes will not make you a holder of any of the stocks underlying the MSCI Emerging Markets IndexSM or a holder of shares of the fund. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to such underlying stocks or shares of the fund. Your notes will be paid in cash, and you will have no right to receive delivery of any stocks or shares of the fund.

Our Business Activities May Create Conflicts of Interest between Your Interests in Your Notes and Us

     As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the fund and the fund stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the price of the fund, could be adverse to your interests as a beneficial owner of your notes.

     Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the sponsor of the fund or the issuers of the stocks underlying the fund, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of your notes. Moreover, one or more of our affiliates have published and, in the future, expect to publish research reports with respect to some or all of the issuers of the sponsor of the fund or the issuers of the stocks underlying the fund. Any of these activities by any of our affiliates may affect the price of the fund and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes, When Your Notes Mature and the Amount You Receive at Maturity

     As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the final fund price and the method of calculating the final fund price, which we will use to determine the amount we must pay on the stated maturity date, determining whether or not to replace the fund with a successor fund and determining whether to postpone the determination date because of a market disruption event or a non-trading day. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest between Your Interests in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

The Policies of the Fund Investment Adviser and Changes That Affect the MSCI Emerging Markets IndexSM Could Affect the Amount Payable on Your Notes and Their Market Value

     The policies of the fund investment adviser concerning the calculation of the net asset value of the fund, additions, deletions or substitutions of securities in the fund and the manner in which changes affecting the MSCI Emerging Markets IndexSM are reflected in the fund could affect the market price of the shares of the fund, and therefore, the amount payable on your notes on the stated maturity date and the market value of your notes before that date. The amount payable on your notes and their market value could also be affected if the fund investment adviser changes these policies, for example, by changing the manner in which it calculated the net asset value of the fund, or if the fund investment adviser discontinues or suspends calculation or publication of the net asset value of the fund, in which case it may become more difficult to determine the market value of your notes. If events such as these occur, or if the closing price of one share of the fund is not available on the determination date because of a market disruption event, a non-trading day or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the final fund price on the determination date — and thus the amount payable on the stated maturity date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the final fund price on the determination date and the amount payable on your notes more fully under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a non-Trading Day” and “Specific Terms of Your Notes — Role of Calculation Agent” below.

Except to the Extent Goldman, Sachs & Co. and One or More of Our Other Affiliates Act as Authorized Participants in the Distribution of, and, at Any Time, May Hold, Shares of the Fund, There is No Affiliation Between the Fund Sponsor and Us, and We Are Not Responsible for Any Disclosure by the Fund Sponsor

     Goldman, Sachs & Co. and one or more of our other affiliates may act, from time to time, as authorized participants in the distribution of shares of the fund, and, at any time, may hold shares of the fund. Goldman Sachs is not otherwise affiliated with the sponsor of the fund or the issuers of the stocks underlying the MSCI Emerging Markets IndexSM. As we have informed you above, we or our affiliates may currently or from time to time in the future engage in business with issuers of the stocks underlying the MSCI Emerging Markets IndexSM. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about any issuer of the stocks underlying the MSCI Emerging Markets IndexSM. You, as an investor in your notes, should make your own investigation into such issuer.

     Neither the fund sponsor nor any issuer of the stocks underlying the MSCI Emerging Markets IndexSM are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Neither the fund sponsor nor any such issuer have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your notes.

Your Notes May Not Have an Active Trading Market

     Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

The Calculation Agent Can Postpone the Determination Date If a Market Disruption Event or a Non-Trading Day Occurs

     If the calculation agent determines that, on a day that would otherwise be the determination date, a market disruption event has occurred or is continuing or if such date is not a trading day, the determination date will be postponed until the first trading day on which no market disruption event occurs or is continuing, although not by more than three business days. As a result of any of the foregoing, the stated maturity date for your notes may also be postponed, as described under “Specific Terms of Your Notes — Stated Maturity Date” below. In such a case, you may not receive the cash payment that we are obligated to deliver on the stated maturity date until several days after the originally scheduled stated maturity date.

     Moreover, if the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day or that day is not a trading day, that day will nevertheless be the determination date. If the calculation agent determines that the closing price of the fund that must be used to determine the payment amount is not available on the determination date, because of a market disruption event, a non-trading day or for any other reason (except as described under “Specific Terms of Your Notes — De-Listing, Discontinuance or Modification of the Fund” below), the calculation agent will nevertheless determine the final fund price based on its assessment, made in its sole discretion, of the closing price of the fund on that day.

Certain Considerations for Insurance Companies and Employee Benefit Plans

     Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Consequences of an Investment in Your Notes Are Uncertain

     The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. We discuss these matters under “Supplemental Discussion of Federal Income Tax Consequences” below. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

     The Internal Revenue Service announced on December 7, 2007 that it is reconsidering the tax treatment of structured notes, such as the offered notes, that are currently characterized as prepaid forward contracts, which could adversely affect the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. We describe this development in more detail under “Supplemental Discussion of Federal Income Tax Consequences” below. You should consult your own tax adviser about this matter. The Goldman Sachs Group, Inc. will treat the offered notes as described in the preceding paragraph unless and until there is further guidance from the Internal Revenue Service.

     In addition, legislation has been introduced in Congress that, if enacted, would require holders that acquire the notes after the bill is enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your notes.

SPECIFIC TERMS OF YOUR NOTES

     Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

     The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

     This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

     In addition to those terms described on the front cover page and in “Summary Information” on page S-2 of this prospectus supplement, the following terms will apply to your notes:

     Specified currency:

  U.S. dollars (“$”)

     Form of note:

  global form only: yes, at DTC

  non-global form available: no

     Denominations: each note registered in the name of a holder must have a face amount of $1,000, or integral multiples of $1,000 in excess thereof

     Defeasance applies as follows:

  full defeasance: no

  covenant defeasance: no

  Other terms:

  the default amount will be payable on any acceleration of the maturity of your note as described under “— Special Calculation Provisions” below a business day for your note will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below a trading day for your note will have the meaning described under “— Special Calculation Provisions” below

     Please note that the information about the settlement or trade date, issue price, discounts or commissions and net proceeds to the issuer on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale will be issued in a separate Confirmation of Sale.

     We describe the terms of your notes in more detail below.

Fund, Fund Sponsor and Fund Stocks

     In this prospectus supplement, when we refer to the fund, we mean the fund specified on the front cover page, or any successor fund, as it may be modified, replaced or adjusted from time to time as described under “— De-listing, Discontinuance or Modification of the Fund”

below. When we refer to the fund sponsor as of any time, we mean the entity, including any successor sponsor, that determines the fund as then in effect (currently Barclays Global Fund Advisors). When we refer to the fund stocks as of any time, we mean the stocks that underlie the index that in turn underlies the fund, after giving effect to any additions, deletions or substitutions.

Payment of Principal on Stated Maturity Date

     On the stated maturity date, each $1,000 face amount of your notes will be exchanged for an amount in cash equal to the cash settlement amount. The cash settlement amount will equal:

  if the final fund price is greater than or equal to the cap level; the sum of (1) the maximum settlement amount plus (2) the supplemental return;

  if the final fund price is greater than the initial fund price but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the fund return plus (3) the supplemental return;

  if the final fund price is equal to or less than the initial fund price but greater than or equal to the downside threshold, the sum of (1) the $1,000 face amount plus (2) the supplemental return; or

  if the final fund price is less than the downside threshold, the sum of (1) the product of (i) the $1,000 face amount times (ii) one plus the fund return plus the buffer amount plus (2) the supplemental return

     The cap level will be set on the trade date and is expected to be between 105% and 112% of the initial fund price. The initial fund price will be set on the trade date. The maximum settlement amount will be set on the trade date and is expected to be between $1,150 and $1,360, depending on the cap level. The participation rate will equal 300%. The supplemental return will equal 4% of the $1,000 face amount of each note. The downside threshold will equal 90% of the initial fund price. The buffer amount will equal 10%.

Fund return

     The fund return will be determined as the quotient of (i) the final fund level minus the initial fund level divided by (ii) the initial fund level, expressed as a positive or negative percentage.

     If the final fund price is greater than the initial fund price, i.e., the fund return is positive, you will participate in any such increase on a 3-to-1 basis, subject to the cap on the fund return, which will be set on the trade date and is expected to be between 5% and 12%, and you will also receive the supplemental return equal to the product of the $1,000 face amount of each note times 4%. Consequently, the maximum settlement amount the holder of your notes could receive at maturity is expected to be between $1,150 and $1,360 plus the supplemental return, and the holder of your notes will therefore not benefit from any positive return in excess of between 5% and 12%.

     The calculation agent will determine the final fund price, which will be the closing price of one share of the fund on the determination date, except in limited circumstances described under “— Consequences of a Market Disruption Event or a Non-Trading Day” below and subject to adjustment as provided under “— De-listing, Discontinuance or Modification of the Fund” below.

Stated Maturity Date

     The stated maturity date will be determined on the trade date and is expected to be June 26, 2009; however, if June 26, 2009 is not a business day, the stated maturity date will be the next following business day. If the determination date is postponed as described below, however, then the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the actual determination date.

Determination Date

     The determination date will be determined on the trade date and is expected to be the third scheduled trading day prior to the stated maturity date, unless the calculation agent determines that a market disruption event occurs or is continuing on that designated trading day or such designated day is not a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed by more than three scheduled business days.

Consequences of a Market Disruption Event or a Non-Trading Day

     As indicated above, if a market disruption event occurs or is continuing on a day that would otherwise be the determination date or that day is not a trading day, then the determination date will be postponed to the next following trading day on which a market disruption event does not occur and is not continuing. As a result of any of the foregoing, the stated maturity date for your notes may also be postponed, as described under “Specific Terms of Your Notes — Stated Maturity Date” above. In no event, however, will the determination date or the stated maturity date be postponed by more than three scheduled business days.

     If the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day or such day is not a trading day, that day will nevertheless be the determination date. If the calculation agent determines that the fund price that must be used to determine the payment amount is not available on the determination date, because of a market disruption event, a non-trading day or for any other reason, the calculation agent will nevertheless determine the final fund price based on its assessment, made in its sole discretion, of the closing price of one share of the fund on that day.

De-listing, Discontinuance or Modification of the Fund

     If the fund is de-listed from NYSE Arca, Inc., the calculation agent will substitute an exchange traded fund that the calculation agent determines, in its sole discretion, is comparable to the fund. We refer to any substitute exchange traded fund approved by the calculation agent as a successor fund. If the fund is de-listed from NYSE Arca, Inc. and the calculation agent determines that no successor fund is available, then the calculation agent will, in its sole discretion, determine the appropriate closing price of one share of the fund by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the fund. If a successor fund is selected or the calculation agent calculates a price as a substitute for the fund, that successor fund or price will be substituted for the fund or price for all purposes of the notes.

     If at any time the index underlying the fund is changed in a material respect, or if the fund in any other way is modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the fund had those changes or modifications not been made, then, from and after that time, the calculation agent will make those calculations and adjustments as, in its sole discretion, may be necessary in order to arrive at a price of an exchange traded fund comparable to the fund, as if those changes or modifications had not been made, and calculate the closing prices with reference to shares of the fund, as adjusted. Accordingly, if the fund is modified in a way that the price of its shares is a fraction of what it would have been if it had not been modified (e.g., due to a split or a reverse split), then the calculation agent will adjust the price in order to arrive at a price of the shares of the fund as if it had not been modified (e.g., as if the split or the reverse split had not occurred). The calculation agent also may determine that no adjustment is required by the modification of the method of calculation.

Default Amount on Acceleration

     If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

     For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of your notes as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in the principal amount of all such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority of the principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

     Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

     As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

     The calculation agent in its sole discretion will make all determinations regarding the fund, market disruption events, business days, trading days, the determination date, the stated maturity date, the final fund price, the fund return, the default amount and the payment amount on your notes to be made at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

     Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your notes. We may change the calculation agent for your notes at any time after the original issue date without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

     When we refer to a business day with respect to your notes, we mean a day that is a business day as defined in the accompanying prospectus.

Trading Day

     When we refer to a trading day in this prospectus supplement, we mean a day on which (i) NYSE Arca, Inc. is open for trading and (ii) the closing price for one share of the fund is published by NYSE Arca, Inc. (or in each case, any successor exchange as determined by the calculation agent in its sole discretion).

Closing Price

     The closing price for any security on any day will equal the closing sale price or last reported sale price, regular way, for the security, on a per-share or other unit basis:

  on the principal national securities exchange on which that security is listed for trading on that day, or if that security is not listed on any national securities exchange, on the NASDAQ Capital Market, the NASDAQ Global Market or the NASDAQ Global Select Market, as applicable, on that day, or if that security is not quoted on the NASDAQ Capital Market, the NASDAQ Global Market or the NASDAQ Global Select Market, as applicable, on that day, on any other U.S. national market system that is the primary market for the trading of that security.

     If that security is not listed or traded as described above, then the closing price for that security on any day will be the average, as determined by the calculation agent, of the bid prices for the security obtained from as many dealers in that security selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

Default Amount

     The default amount for your notes on any day will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

  the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your note in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

  no quotation of the kind referred to above is obtained, or every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

  A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

  P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

     Any of the following will be a market disruption event:

  a suspension, absence or material limitation of trading in shares of the fund or fund stocks constituting 20% or more, by weight, of the MSCI Emerging Markets IndexSM, or any component index thereunder, if applicable, on their respective primary markets, in each case for more than two hours of trading or during the one- half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion;

  a suspension, absence or material limitation of trading in option or futures contracts relating to the fund or to fund stocks constituting 20% or more, by weight, of the MSCI Emerging Markets IndexSM or any component index thereunder, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or fund stocks constituting 20% or more, by weight, of the MSCI Emerging Markets IndexSM or any component index thereunder, if applicable, or option or futures contracts relating to the fund or to fund stocks constituting 20% or more, by weight, of the MSCI Emerging Markets IndexSM or any component index thereunder, if available, do not trade on what were the respective primary markets for those stocks or contracts, as determined by the calculation agent in its sole discretion and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

     The following events will not be market disruption events:

  a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and a decision to permanently discontinue trading in the option or futures contracts relating to the fund or to any fund stock.

     For this purpose, an “absence of trading” in the primary securities market on which shares of the fund or a fund stock, or on which option or futures contracts relating to the fund or a fund stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in shares of the fund or a fund stock or in option or futures contracts relating to the fund or a fund stock, if available, in the primary market for shares of the fund, that stock or those contracts, by reason of:

  a price change exceeding limits set by that market, or

  an imbalance of orders relating to the shares of the fund, that stock or those contracts, or a disparity in bid and ask quotes relating to the shares of the fund, that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

     As is the case throughout this prospectus supplement, references to the fund in this description of market disruption events includes the fund and any successor fund as it may be modified, replaced or adjusted, from time to time.

USE OF PROCEEDS AND HEDGING

     We expect to use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

     In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of futures and other instruments linked to the fund or fund stocks on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other fund- or index-linked notes we issue, some of which may have returns linked to the fund or the fund stocks. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

  expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the fund or some or all of the fund stocks,

  may take or dispose of positions in the securities of the fund stock issuers themselves,

  may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the securities exchanges on which the fund stocks are traded or other components of the equity markets of the applicable emerging market countries; and/or may take short positions in the fund stocks or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

     We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the fund or the fund stocks. We expect these steps to involve sales of instruments linked to the fund on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the fund stocks, or listed or over-the-counter options, futures or other instruments linked to the fund, some or all of the fund stocks or indices designed to track the performance of the Emerging Markets equity market.

     The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Fund or Fund Stocks May Impair the Value of Your Notes” and “— Our Business Activities May Create Conflicts of Interest between Your Interests in Your Notes and Us” above for a discussion of these adverse effects.

THE FUND

The iShares® MSCI Emerging Markets Index Fund

     The shares of the fund are issued by iShares, Inc., a registered investment company. Barclays Global Fund Advisors (“BGFA”) is the investment advisor to the fund. The fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets IndexSM.

     BGFA, as the investment advisor to the fund, employs a technique known as representative sampling to track the MSCI Emerging Markets IndexSM. In order to improve its portfolio liquidity and its ability to track the MSCI Emerging Markets IndexSM, the fund may invest up to 10% of its assets in shares of other funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets IndexSM. BGFA will not charge portfolio management fees on that portion of the fund’s assets invested in shares of such other funds.

     For additional information regarding iShares Inc., BGFA, the fund and the risk factors attributable to the fund, please see the Prospectus, dated January 1, 2008, filed as part of the Registration Statement on Form N-1A with the SEC on December 28, 2007 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (File Nos. 033-97598 and 811-09102, respectively). Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. In addition, information regarding the fund, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the iShares® website at www.ishares.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

Representative Sampling

     BGFA uses a representative sampling strategy to track the MSCI Emerging Markets IndexSM. Representative sampling is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the underlying index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the underlying index. Funds may or may not hold all of the securities that are included in the underlying index.

Correlation

     The MSCI Emerging Markets IndexSM is a theoretical financial calculation while the fund is an actual investment portfolio. The performance of the fund and the MSCI Emerging Markets IndexSM will vary somewhat due to transaction costs, foreign currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the fund’s portfolio and the underlying MSCI Emerging Markets IndexSM resulting from legal restrictions (such as diversification requirements that apply to the fund but not to the underlying MSCI Emerging Markets IndexSM) or representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The fund, using representative sampling, can be expected to have a greater tracking error than a fund using a replication indexing strategy. “Replication” is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

     The fund will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the fund will concentrate its investments to approximately the same extent that the MSCI Emerging Markets IndexSM concentrates in the stocks of such particular industry or group of industries.

Historical Closing Prices of the Fund

     The closing price of the fund has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing price of the fund during any period shown below is not an indication that the fund is more or less likely to increase or decrease at any time during the life of your notes.

     You should not take the historical prices of the fund as an indication of future performance of the fund. We cannot give you any assurance that the future performance of the fund or the fund stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the fund. Moreover, in light of current market conditions, the trends reflected in the historical performance of the fund may be less likely to be indicative of the performance of the fund over the life of your notes than would otherwise have been the case. In particular, based on the historical movement of the closing prices of one share of the fund reflected in the table below, in the past forty-five months there has been only one nine-month period, measured from the ends of the relevant calendar quarters, in which the closing price of the fund has fallen by more than 10% from the closing price of the fund on the initial date of such period. However, in light of the increased volatility currently being experienced by global securities markets and recent market declines, it may be substantially more likely that you could lose a substantial portion of your investment in the notes.

     Before investing in the offered notes, you should consult publicly available news sources to determine the relevant closing price of one share of the fund between the date of this prospectus supplement and the date of your purchase of the offered notes. The actual performance of the fund over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical prices shown below.

     The table below shows the high, low and final closing prices of shares of the fund for each of the four calendar quarters in 2005, 2006, 2007 and 2008, through October 31, 2008. We obtained such closing prices from Bloomberg Financial Services, without independent verification by us.

Quarterly High, Low and Closing Prices of One Share of the Fund

	High	Low	Close
2005
Quarter ended March 31	24.65	21.23	22.54
Quarter ended June 30	24.37	21.67	23.83
Quarter ended September 30	28.32	23.93	28.32
Quarter ended December 31	29.83	25.07	29.40
2006
Quarter ended March 31	33.59	30.43	33.02
Quarter ended June 30	37.03	27.34	31.23
Quarter ended September 30	33.14	29.20	32.29
Quarter ended December 31	38.15	31.80	38.10
2007
Quarter ended March 31	39.53	35.03	38.75
Quarter ended June 30	44.42	39.13	43.82
Quarter ended September 30	50.11	39.50	49.78
Quarter ended December 31	55.64	47.27	50.10
2008
Quarter ended March 31	50.37	42.17	44.79
Quarter ended June 30	51.70	44.43	45.19
Quarter ended September 30	44.43	31.33	34.53
Quarter ending December 31 (through October 31, 2008)	33.90	19.23	25.49

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

     The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders.

     The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law. This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of notes and you are:

  a citizen or resident of the United States;

  a domestic corporation;

  an estate whose income is subject to United States federal income tax regardless of its source; or

  a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

  a dealer in securities or currencies;

  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

  a bank;

  a life insurance company;

  a tax-exempt organization;

  a regulated investment company;

  a common trust fund;

  a person that owns notes as a hedge or that is hedged against interest rate or currency risks;

  a person that owns notes as part of a straddle or conversion transaction for tax purposes; or

  a United States holder whose functional currency for tax purposes is not the U.S. dollar.

     Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

     You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     You will be obligated pursuant to the terms of the notes — in the absence of an administrative determination or judicial ruling to the contrary — to characterize each of your notes for all tax purposes as a prepaid forward contract in respect of the fund. Except as otherwise noted below, the discussion herein assumes that your notes will be so treated.

     Upon the sale or maturity of your notes, you should recognize capital gain or loss in an amount equal to the difference, if any, between the amount you receive at such time and your tax basis in the notes. Your tax basis in the notes will generally be equal to the amount that you paid for the notes. Any such capital gain or loss should be short-term capital gain or loss.

     There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, the

Internal Revenue Service may assert that your notes should be treated as a single debt instrument that is subject to special rules regarding short term debt instruments. See “United States Taxation—Taxation of Debt Securities—United States Holders—Original Issue Discount—Short Term Notes” in the accompanying prospectus. In such a case, rules similar to the rules governing contingent debt instruments with terms of more than one year could be applied to the notes.

     It is also possible that the Internal Revenue Service could treat any gain that you recognize upon the maturity of your notes as ordinary income or that it could treat the supplemental return amount that you receive upon maturity as ordinary income. It is also possible that the Internal Revenue Service may take the position that you are required to treat the supplemental return amount as accruing in ordinary income over the life of your note irrespective of the amount you receive upon the maturity of your notes.

     You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for United States federal income tax purposes.

     On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering the proper Federal income tax treatment of an instrument such as your notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to treat the notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury Department and Internal Revenue Service issue guidance providing that some other treatment is more appropriate.

     In addition, legislation has been introduced that, if enacted, would require holders of the notes purchased after the bill is enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your notes.

United States Alien Holders

     You will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to withhold on payments with respect to your notes unless you comply with the requirements necessary to avoid withholding on debt instruments (in which case you will not be subject to such withholding) as set forth under "United States Taxation — Taxation of Debt Securities — United States Alien Holders" in the accompanying prospectus.

     Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes to be subject to withholding, even if you comply with certification requirements as to your foreign status.

     As discussed above, alternative characterizations of the offered notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the securities, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the offered notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the offered notes should consult their own tax advisors in this regard.

Backup Withholding and Information Reporting

     Please see the discussion under “United States Taxation — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

     This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

     The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

     If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement.

     In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the notes in market making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $                         . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS
Prospectus Supplement

Page
Summary Information	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-7
Specific Terms of Your Notes	S-14
Use of Proceeds and Hedging	S-20
The Fund	S-21
Supplemental Discussion of Federal Income Tax Consequences	S-23
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27

Prospectus Supplement dated October 10, 2008

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-23
Employee Retirement Income Security Act	S-24
Supplemental Plan of Distribution	S-25
Validity of the Notes	S-26

Prospectus dated October 10, 2008

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc.	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	139
Employee Retirement Income Security Act	142
Validity of the Securities	142
Experts	143
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	143

$

The Goldman Sachs Group, Inc.

Buffered Enhanced Return Notes due 2009
(Linked to the iShares® MSCI Emerging Markets Index Fund)

Medium-Term Notes, Series D

Goldman, Sachs & Co.